

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 8, 2010

Mr. Christopher J. Coughlin
Chief Financial Officer
Tyco International Ltd.
Freier Platz 10
CH-8200 Schaffhausen, Switzerland

     RE: Tyco International Ltd.
             Form 10-K for Fiscal Year Ended September 25, 2009
             Filed November 17, 2009
             File No. 1-13836

Dear Mr. Coughlin:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         /s/ Robert S. Littlepage, Jr.

                         /for/ Larry Spirgel
                         Assistant Director